First Quarter 2019 Earnings Call April 30, 2019 ©2019 FIS and/or its subsidiaries. All Rights Reserved. Filed by Fidelity National Information Services, Inc. Commission File No. 001-16427 pursuant to Rule 425 of the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Worldpay, Inc. Commission File No. 001-35462

Agenda Business Summary Gary Norcross, Chairman, President and CEO Financial Summary Woody Woodall, Chief Financial Officer

Disclosures Forward-looking Statements Our discussions today, including this presentation and any comments made by management, contain “forward-looking statements” within the meaning of the U.S. federal securities laws. Any statements that refer to future events or circumstances, including our future strategies or results, or that are not historical facts, are forward-looking statements. Actual results could differ materially from those projected in forward-looking statements due to a variety of factors, including the risks and uncertainties set forth in our earnings press release dated April 30, 2019, our annual report on Form 10-K for 2018 and our other filings with the SEC. We undertake no obligation to update or revise any forward-looking statements. Please see the Appendix for additional details on forward-looking statements. Non-GAAP Measures This presentation will reference certain non-GAAP financial information. For a description and reconciliation of non-GAAP measures presented in this document, please see the Appendix attached to this presentation or visit the Investor Relations section of the FIS website at www.fisglobal.com.

Additional Information Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between Fidelity National Information Services, Inc. (“FIS”) and Worldpay Inc (“Worldpay”). In connection with the proposed merger, FIS has filed with the SEC a registration statement on Form S-4 that will include the joint proxy statement of FIS and Worldpay and a prospectus of FIS, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy statement/prospectus will also be sent to FIS shareholders and Worldpay stockholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus, as well as other filings containing information about FIS and Worldpay, may be obtained at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FIS at www.investor.fisglobal.com or by emailing info.investorrelations@fisglobal.com or from Worldpay by accessing Worldpay’s website at www.investor.worldpay.com or by emailing IR@worldpay.com. Participants in the Solicitation FIS and Worldpay and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FIS shareholders and Worldpay stockholders in respect of the transaction described in the joint proxy statement/prospectus. Information regarding FIS directors and executive officers is contained in FIS Proxy Statement on Schedule 14A, dated April 12, 2018, which is filed with the SEC. Information regarding Worldpay’s directors and executive officers is contained in Worldpay’s Proxy Statement on Schedule 14A, dated April 3, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Business Summary Gary Norcross Chairman, President and CEO

First Quarter 2019 Highlights ACCELERATED revenue growth GENERATED significant margin expansion ANNOUNCED transformative M&A transaction

Industry Leadership and Recognition North American Leader in Omnichannel and Digital Banking Most Advanced API Strategy among U.S. Core Banking Providers

Worldpay Update PROVEN M&A strategy SIGNIFICANT revenue synergy opportunities CONFIDENCE in Q3 2019 transaction closure Source: Company filings presentations, Wall Street research. Based on 2018 IDC Fintech Rankings. Based on number of transactions; analysis of data published in The Nilson Report. Worldpay EBITDA reflects Adjusted EBITDA figure with stock based compensation expensed.

Key Themes for First Quarter Segment Highlights Exceptional quarter for IFS driving consolidated results Demand for digital continues in GFS banking and payments Client Conference Market remains focused on modernization FIS offering improved SLAs for digital offerings

Strategic Growth Levers INNOVATE for long-term growth DRIVE strong sales with market-leading solutions BUILD on our global scale

Financial Summary Woody Woodall Chief Financial Officer

Consolidated Results First Quarter (Q1) 2019 ($ millions, except per share amounts) For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix. METRICS Q1 2019 YOY vs Q1 2018 Revenue $ 2,057 5.1% Organic Adj. EBITDA $ 729 3.4% Adj. EBITDA Margin 35.4% 130 bps Adj. EPS $ 1.64 9.3%

Integrated Financial Solutions First Quarter (Q1) 2019 ($ millions) For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix. METRICS Q1 2019 YOY vs Q1 2018 Revenue $ 1,129 7.3% Organic Adj. EBITDA $ 499 10.4% Adj. EBITDA Margin 44.1% 160 bps

Integrated Financial Solutions REVENUE CONTRIBUTION ($ millions) First Quarter Organic Growth Banking and Wealth $ 530 7.2% Payments 385 9.7% Corporate and Digital 215 4.0% Integrated Financial Solutions(1) $ 1,129 7.3% Amount may not sum due to rounding. For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix.

Global Financial Solutions First Quarter (Q1) 2019 ($ millions) For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix. METRICS Q1 2019 YOY vs Q1 2018 Revenue $ 863 2.4% Organic Adj. EBITDA $ 309 1.4% Adj. EBITDA Margin 35.8% 290 bps

Global Financial Solutions REVENUE CONTRIBUTION ($ millions) First Quarter Organic Growth Institutional and Wholesale $ 476 (3.0)% Banking and Payments 386 9.6% Global Financial Solutions(1) $ 863 2.4% Amount may not sum due to rounding. For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix.

Corporate and Other First Quarter (Q1) 2019 ($ millions) For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix. METRICS Q1 2019 YOY vs Q1 2018 Revenue $ 65 4.1% Organic Adj. EBITDA $ (79) n/a Corporate Expense $ 92 38.2%

Debt Review and Capital Allocation Cash flow generation Free cash flow of $249 million in Q1 2019 10% increase compared to prior year period Maintaining a strong balance sheet $9.2 billion debt outstanding as of March 31, 2019 Effective weighted average interest rate of 3.3% Shareholder returns Share repurchases of approximately $400 million in Q1 2019 Dividends of $113 million in Q1 2019 For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix.

Worldpay Synergy Update

- **Revenue synergies of $500 million run-rate**
  – $100 million ~12 to 18 months post-close
  – $400 million ~18 to 36 months post-close

- **Expense synergies of $400 million run-rate**
  – Operational efficiencies of ~$200 million
  – Technology optimization of ~$100 million
  – Corporate alignment of ~$100 million

- **Total EBITDA contribution of $700 million run-rate exiting year three**

FIS
Revenue synergies assumed at 60% adj. EBITDA margin per preliminary due diligence.
For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix.
19

2019 Guidance Increased For a description of non-GAAP measures and a reconciliation of GAAP to non-GAAP measures, see Appendix. METRICS FY 2019 Guidance (as of 2/12/19) FY 2019 Guidance (as of 4/30/19) Organic Revenue Growth 3.5% – 4.5% 4.0% – 4.5% Adjusted EBITDA Margin Expansion 150 – 200 bps 150 – 200 bps Adjusted EPS Year-over-year growth(1) $7.35 – $7.55 8% – 11% $7.35 – $7.55 8% – 11% Compared to FY 2018 Adjusted EPS of $6.81 which excludes impact of Brazilian JV dissolution and divestitures.

Why Invest in FIS Compelling Investment Thesis Strong Margin Expansion Continued Market Leadership High-quality Recurring Revenue Global Scale

APPENDIX

Debt Summary ($ millions) *May not foot due to rounding Weighted average rate as of March 31, 2019. EUR Notes converted at EURUSD 1.12, GBP Notes converted at GBPUSD 1.30, negative fx impact of $18.7M. Inclusive of swaps executed in Q4 2018.

Forward-looking Statements This presentation and today’s webcast contain “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about anticipated financial outcomes, including any earnings guidance of the Company, business and market conditions, outlook, foreign currency exchange rates, expected dividends and share repurchases, the Company’s sales pipeline and anticipated profitability and growth, as well as other statements about our expectations, beliefs, intentions, or strategies regarding the future, are forward-looking statements. These statements relate to future events and our future results, and involve a number of risks and uncertainties. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Any statements that refer to beliefs, expectations, projections or other characterizations of future events or circumstances and other statements that are not historical facts are forward-looking statements. Actual results, performance or achievement could differ materially from those contained in these forward-looking statements. The risks and uncertainties that forward-looking statements are subject to include, without limitation: the risk that the Worldpay transaction will not be completed or will not provide the expected benefits, or that we will not be able to achieve the cost or revenue synergies anticipated; the risk that the integration of FIS and Worldpay will be more difficult, time-consuming or expensive than anticipated; the risk of customer loss or other business disruption in connection with the Worldpay transaction, or of the loss of key employees; the possible occurrence of an event, change or other circumstance that would give rise to the termination of the merger agreement; the fact that unforeseen liabilities of FIS or Worldpay may exist; the risk that acquired businesses will not be integrated successfully, or that the integration will be more costly or more time-consuming and complex than anticipated; the risk that cost savings and other synergies anticipated to be realized from acquisitions may not be fully realized or may take longer to realize than expected; the risk of doing business internationally; changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, changes in either or both the United States and international lending, capital and financial markets, and currency fluctuations; the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements, including privacy and cybersecurity laws and regulations; the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in, or new laws or regulations affecting, the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries;

Forward-looking Statements changes in the growth rates of the markets for our solutions; failures to adapt our solutions to changes in technology or in the marketplace; internal or external security breaches of our systems, including those relating to unauthorized access, theft, corruption or loss of personal information and computer viruses and other malware affecting our software or platforms, and the reactions of customers, card associations, government regulators and others to any such events; the risk that implementation of software (including software updates) for customers or at customer locations or employee error in monitoring our software and platforms may result in the corruption or loss of data or customer information, interruption of business operations, outages, exposure to liability claims or loss of customers; the reaction of current and potential customers to communications from us or regulators regarding information security, risk management, internal audit or other matters; competitive pressures on pricing related to the decreasing number of community banks in the U.S., the development of new disruptive technologies competing with one or more of our solutions, increasing presence of international competitors in the U.S. market and the entry into the market by global banks and global companies with respect to certain competitive solutions, each of which may have the impact of unbundling individual solutions from a comprehensive suite of solutions we provide to many of our customers; the failure to innovate in order to keep up with new emerging technologies, which could impact our solutions and our ability to attract new, or retain existing, customers; the failure to meet financial goals to grow the business in Brazil after the unwinding of the Brazilian Venture; the risks of reduction in revenue from the loss of existing and/or potential customers in Brazil after the unwinding of the Brazilian Venture; an operational or natural disaster at one of our major operations centers; and other risks detailed in the “Risk Factors” and other sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in our other filings with the Securities and Exchange Commission. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, we do not undertake (and expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Information and Reconciliation Generally Accepted Accounting Principles (GAAP) is the term used to refer to the standard framework of guidelines for financial accounting in the United States. GAAP includes the standards, conventions, and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided certain non-GAAP financial measures. These non-GAAP measures include adjusted revenue, constant currency revenue, organic revenue increase/decrease, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings (including per share amounts), adjusted cash flows from operations and free cash flow. These non-GAAP measures may be used in this release and/or in the attached supplemental financial information. We believe these non-GAAP measures help investors better understand the underlying fundamentals of our business. As further described below, the non-GAAP revenue and earnings measures presented eliminate items management believes are not indicative of FIS’ operating performance. The constant currency and organic revenue increase/decrease measures adjust for the effects of exchange rate fluctuations, while organic revenue increase/decrease also adjusts for acquisitions and divestitures, giving investors further insight into our performance. Finally, the non-GAAP cash flow measures provide further information about the ability of our business to generate cash. For these reasons, management also uses these non-GAAP measures in its assessment and management of FIS’ performance. Any non-GAAP measures should be considered in context with the GAAP financial presentation and should not be considered in isolation or as a substitute for GAAP measures. Further, FIS’ non-GAAP measures may be calculated differently from similarly titled measures of other companies. Reconciliations of these non-GAAP measures to related GAAP measures, including footnotes describing the specific adjustments, are provided in the attached schedules and in the Investor Relations section of the FIS website, www.fisglobal.com.

Non-GAAP Financial Information and Reconciliation Adjusted revenue consists of revenue, increased to reverse the purchase accounting deferred revenue adjustment made upon the acquisition of SunGard. The deferred revenue adjustment represents revenue that would have been recognized in the normal course of business by SunGard under GAAP but was not recognized due to GAAP purchase accounting adjustments. The deferred revenue adjustment in purchase accounting was made entirely in the Corporate and Other segment; reported GAAP results for the IFS and GFS segments are not affected by this adjustment and, therefore, no adjusted revenue is presented for these segments. Constant currency revenue represents (i) adjusted revenue, as defined above, in respect of the consolidated results and the Corporate and Other segment and (ii) reported revenue in respect of the IFS and GFS segments, in each case excluding the impact of fluctuations in foreign currency exchange rates in the current period. Organic revenue increase/decrease is constant currency revenue, as defined above, for the current period compared to an adjusted revenue base for the prior period, which is further adjusted to add pre-acquisition revenue of acquired businesses for a portion of the prior year matching the portion of the current year for which the business was owned, and subtract pre-divestiture revenue for divested businesses for the portion of the prior year matching the portion of the current year for which the business was not owned, for any acquisitions or divestitures by FIS. EBITDA reflects earnings from continuing operations before interest, taxes, depreciation and amortization. Adjusted EBITDA is EBITDA, as defined above, excluding certain costs and other transactions which management deems non-operational in nature, the removal of which improves comparability of operating results across reporting periods. This measure is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. For this reason, adjusted EBITDA, as it relates to our segments, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission's Regulation G and Item 10(e) of Regulation S-K. Adjusted EBITDA margin reflects adjusted EBITDA divided by adjusted revenue.

Non-GAAP Financial Information and Reconciliation Adjusted net earnings excludes the impact of certain costs and other transactions which management deems non-operational in nature, the removal of which improves comparability of operating results across reporting periods. It also excludes the impact of depreciation and amortization and equity method investment earnings (loss), both of which are recurring. Adjusted net earnings per diluted share, or Adjusted EPS, reflects adjusted net earnings from continuing operations divided by weighted average diluted shares outstanding. Adjusted cash flows from operations reflect net cash provided by operating activities adjusted for the net change in settlement assets and obligations and exclude certain transactions that are closely associated with non-operating activities or are otherwise non-operational in nature and not indicative of future operating cash flows. Free cash flow reflects adjusted cash flows from operations less capital expenditures. Free cash flow does not represent our residual cash flow available for discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure.

Organic Revenue Growth Calculation First Quarter (Q1) 2019 ($ millions, unaudited) Organic growth percentages are calculated utilizing more precise amounts than the rounding to millions included in the tables above.

Reconciliation of GAAP to Non-GAAP Financials ($ millions, unaudited) Amounts in table may not sum due to rounding.

Amounts in table may not sum due to rounding. ($ millions, except per share amounts, unaudited) Reconciliation of GAAP to Non-GAAP Financials

Reconciliation of GAAP to Non-GAAP Financials ($ millions, unaudited) Amounts in table may not sum due to rounding.

Reconciliation of GAAP to Non-GAAP Financials Estimated adjustments for the full-year 2018 needed to create a comparable base year for organic revenue increase/decrease include the addition of deferred revenue adjustments, and the subtraction of pre-divestiture revenue, in the applicable periods, associated with the divestitures of Reliance Trust Company of Delaware, Kingstar, Certegy Check Services in North America business unit and the unwinding of the Brazilian Venture. Estimated adjustments for the full-year 2019 include the addition or subtraction of revenue associated with foreign currency translation. The effect of the foregoing estimated adjustments are shown on a combined basis. Estimated adjustments for the full-year 2019 include acquisition, integration and other costs and other items. Estimated adjustments for the full-year 2019 include depreciation and amortization, acquisition, integration and other costs, equity method investment earnings (loss) and other items, net of tax impact.